Annual Report

Cover Page

Name of issuer:

KinectAir Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/29/2019

Physical address of issuer:

400 E. Evergreen Blvd., Ste 317
Vancouver WA 98660

Website of issuer:

http://www.kinectair.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$81,971.00	$0.00
Cash & Cash Equivalents:	$81,971.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$6,898.00	$0.00
Long-term Debt:	$91,072.00	$0.00
Revenues/Sales:	$48,048.00	$0.00
Cost of Goods Sold:	$56,579.00	$0.00
Taxes Paid:	$2,372.00	$0.00
Net Income:	($289,701.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a

reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

KinectAir Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Anneke Tucker	Chief Aviation Officer	KinectAir Inc.	2020
Jonathan Evans	CEO of KinectAir Inc.	KinectAir Inc.	2019
Ben Howard	CTO of KinectAir Inc.	KinectAir Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Daniel Gizzi	Secretary	2020
Daniel Gizzi	Treasurer	2020
Daniel Gizzi	COO	2020
Jonathan Evans	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our operations and profitability are dependent upon our ability to acquire sufficient customers to support our planned scale.
>
> Our business model is dependent in part on obtaining certain required regulatory certifications and approvals from regulators, including the Department of Transportation and Federal Aviation Administration, as well as counterpart European regulators for foreign operations. If it takes longer than anticipated to obtain certain approvals or if we are unable to obtain them, it will negatively impact our business.
>
> As an innovator in the highly regulated aviation space, it is possible that some of our proposed platform functions may be found not to meet the current regulatory framework by the Department of Transportation, the Federal Aviation Administration, or other applicable regulatory authorities.
>
> We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability.
>
> We may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we may never achieve or maintain profitability.
>
> Any aviation accidents or incidents on flights we broker or operate could give rise to significant potential liability and could damage our brand.
>
> Our company will face competition from other air operators, brokers and tech startups. Our success will depend on our ability to create a more compelling brand and service, and to innovate ahead of the competition.
>
> The commercial air travel is currently experiencing an unprecedented drop in demand. However, we believe that the many of the reasons that people are choosing to avoid commercial airports do not apply to on-demand travel with smaller aircraft and private terminals.
>
> Our business plan includes -- but is not limited to -- the Company ownership and operation of aircraft. If we do not reach sufficient demand to offset the fixed costs of these aircraft assets they will be a drain on our operating funds.
>
> Covid-19 has severely negatively impacted the commercial air travel market. It is uncertain at this time what the medium and long term impacts on air travel will be. While this presents some risks to on-demand air travel, it may present opportunities, for example the opportunity to further distinguish our service from competitors and gain market share.
>
> Our business plan includes the development of artificial intelligence ("AI") algorithms to assist with aircraft routing, demand-generation, and booking, all in order to generate efficiencies. At present, our AI platform is in concept form only. Unforeseen challenges may arise in developing this platform, and it is possible that the platform may not generate anticipated efficiencies.
>
> Our business plan models decreasing costs of aircraft operation based on network effects of a larger fleet of available aircraft and use of AI algorithms to assist with aircraft routing, demand-generation, and booking. It is possible that planned efficiencies will not be achieved.
>
> At present we anticipate requiring significant additional funds to reach profitability beyond the maximum offering amount in this fundraise. The source of these funds has not yet been identified, and it is possible the Company will face challenges in securing additional funding.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	24,713,959	6489987	Yes ▾
Common Stock	162,009,886	92,535,086	Yes ▾

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	13,729,593

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Various
Issue date	11/30/19
Amount	$67,202.00
Outstanding principal plus interest	$69,474.00 as of 04/30/20
Interest rate	1.61% per annum
Maturity date	04/01/20
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Regulation D, Rule 506(b)	SAFE	$6,000	General operations
11/2019	Section 4(a)(2)	SAFE	$57,000	General operations
10/2020	Regulation D, Rule 506(b)	SAFE	$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Philip Benjamin Howard
Amount Invested	$5,079.40
Transaction type	Loan
Issue date	12/01/19
Outstanding principal plus interest	$5,106.66 as of 04/28/20
Interest rate	1.61% per annum
Maturity date	12/01/21
Outstanding	Yes

Current with payments	Yes
Relationship	Director

Name	Jonathan Evans
Amount Invested	$30,068.00
Transaction type	Loan
Issue date	12/01/19
Outstanding principal plus interest	$30,229.36 as of 04/28/20
Interest rate	1.61% per annum
Maturity date	12/01/21
Outstanding	Yes
Current with payments	Yes
Relationship	Director, Officer

Name	Peter Lucier
Amount Invested	$3,099.00
Transaction type	Loan
Issue date	12/01/19
Outstanding principal plus interest	$3,155.63 as of 04/28/20
Interest rate	1.61% per annum
Maturity date	12/01/21
Outstanding	Yes
Current with payments	Yes
Relationship	Co-founder

Name	Skylift Holdings LLC
Amount Invested	$15,000.00
Transaction type	Loan
Issue date	12/01/19
Outstanding principal plus interest	$15,080.50 as of 04/28/20
Interest rate	1.61% per annum
Maturity date	12/01/21
Outstanding	Yes
Current with payments	Yes
Relationship	Controlled by CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this report as well as previous public filings. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business,

includes forward-looking statements that involve risks and uncertainties.

Overview

KinectAir provides joyful and accessible air travel through an App. We delivering the 'uber-moment' for aviation. On-demand flying from your local airfield. We will be an established global air-mobility company empowering people to connect with each other, places and communities by air. The company that opened up efficient, direct and affordable private flying to the masses with networks of available aircraft. To be seen as a force for good in aviation and the company that put the joy back in flying.

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $48,048 compared to the year ended December 31, 2019, when the Company had revenues of $3,080. Our gross margin was -17.76% in fiscal year 2020, compared to 59.46% in fiscal year 2019.
Assets. As of December 31, 2020, the Company had total assets of $81,971, including $81,971 in cash. As of December 31, 2019, the Company had $2,380 in total assets, including $980 in cash.

Net Loss. The Company has had net losses of $289,701 and $145,894 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

Liabilities. The Company's liabilities totaled $97,970 for the fiscal year ended December 31, 2020 and $83,431 for the fiscal year ended December 31, 2019.

Related Party Transactions
There are no new related party transactions to report.

Runway & Short/Mid Term Expenses

KinectAir Inc. cash in hand is $437,130.88, as of April 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $35,000/month, for an average burn rate of $35,000 per month.

We have currently raised $900,000 of a planned $1.5 million round, and anticipate reaching our target raise within the next couple of months. At this time, KinectAir Inc. does not have any other guaranteed sources of capital available on which to rely on for business operations.

We are currently pre-revenue and are targeting FAA certification by June 30th. We do not anticipate revenue within the next 3-6 months, and anticipate expenditures between $750,000 and $1,500,000, with approximately two-thirds of that amount attributable to software development.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jonathan Evans, certify that:

(1) the financial statements of KinectAir Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of KinectAir Inc. included in this Form reflects accurately the information reported on the tax return for KinectAir Inc. filed for the most recently completed fiscal year.

Jonathan Evans

CEO of KinectAir Inc.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX

out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://kinectair.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Anneke Tucker
Ben Howard
Daniel Gizzi
Jonathan Evans

Appendix E: Supporting Documents

KinectAir_Inc._-_Series_Seed_Term_Sheet_-_4.28.2020_draft__2.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

KinectAir Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Anneke Tucker

Ben Howard

Daniel Gizzi

Jonathan Evans

Appendix E: Supporting Documents

KinectAir_Inc._-_Series_Seed_Term_Sheet_-_4.28.2020_draft__2.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

KinectAir Inc.

By

Jonathan Evans

CEO - Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

SIGN

P Benjamin Howard

CTO
4/28/2021

Daniel A Gizzi

CFO
4/27/2021

Jonathan Evans

CEO - Chief Executive Officer
4/27/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the

board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT